Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2	Date of Material Change

October 14, 2021

Item 3	News Release

On October 15, 2021, a news release in respect of the material change was disseminated through Canada Newswire and a copy thereof has been filed on SEDAR.

Item 4	Summary of Material Change

On October 15, 2021, the Company issued a press release announcing that each of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson and John Griffith were elected to the Company’s board of directors at the Company’s annual general meeting of shareholders held on October 14, 2021. David Neuburger did not stand for re-election.

Item 5	Full Description of Material Change

On October 15, 2021, the Company issued a press release announcing that each of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson and John Griffith were elected to the Company’s board of directors at the Company’s annual general meeting of shareholders held on October 14, 2021. Each of the foregoing are returning directors. David Neuburger did not stand for re-election.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man
Chief Financial Officer
Phone: 604-396-8222

Item 9	Date of Report

October 15, 2021